Exhibit 1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aeternazentaris.com

Press Release

For immediate release

Æterna Zentaris Reports Fourth Quarter and Full-Year 2007 Financial and Operating Results

Year marked by strengthened leadership team and the initiation of Phase 3 program for cetrorelix in BPH

All amounts are in U.S. dollars

Quebec City, Canada, March 5, 2008 – Æterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results for the fourth quarter and full year ended December 31, 2007.

David J. Mazzo, Ph.D., Æterna Zentaris’ President and Chief Executive Officer commented, “2007 was a challenging year; a year marked by important changes to both our corporate structure and business plan. The result has given our stakeholders a sharper image of our objectives and ongoing priorities. 2007 also involved a great deal of groundbreaking, marking for example, the first time our team launched an international Phase 3 program as is the case for cetrorelix in BPH. Another first was the opening of our offices in New Jersey as part of our strategy to gain more exposure with the pharmaceutical and financial communities in the United States. Furthermore, following the appointment of three new key executives during the year, we now have a team of the highest level in clinical research, regulatory affairs, business development, pharmaceutical discovery, development and commercialization — vital assets for the successful pre-launch activities for cetrorelix, as well as for the thrust of our entire pipeline.

Moving forward, we will continue to strive to expose the depth, breadth and potential of our robust pipeline and will diligently execute our business plan with the primary objective of creating value for our shareholders.”

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2007

Consolidated revenues were $10.2 million for the fourth quarter ended December 31, 2007 compared to $11.9 million for the same quarter in 2006. The decrease in revenues is attributable to lower sales of Impavido®, as well as active pharmaceutical ingredients to the Company’s partners, combined with lower license fees from the Company’s partners.

Selling, General and Administrative (SG&A) expenses were $5.1 million for the fourth quarter ended December 31, 2007 compared to $4.2 million for the same quarter in 2006. The increase in SG&A is mainly related to the support of the continuation of a Phase 3 program with cetrorelix in benign prostatic hyperplasia (BPH) and the opening of a new operational headquarters in New Jersey.

Consolidated Research & Development (R&D) expenses were $13.6 million for the fourth quarter ended December 31, 2007 compared to $7.9 million for the same quarter in 2006. The increase in R&D expenses relates to the continuation of the Company’s Phase 3 program with cetrorelix in BPH.

Consolidated net loss was $13.6 million or $0.26 per basic and diluted share for the fourth quarter ended December 31, 2007 compared to consolidated net earnings of $39.1 million or $0.74 per basic and diluted share for the same quarter in 2006. The increased net loss in the fourth quarter 2007 is related to higher loss from operations of nearly $5.2 million mainly related to increased R&D expenses, as well as to lower income tax recovery of nearly $28.4 million attributable to the recognition of future income tax assets mainly related to the sale of Atrium shares in 2006 and the special distribution of the Company’s remaining interest in January 2007, combined with the decrease in net earnings from Atrium’s discontinued operations of approximately $16.3 million.

The consolidated cash and short-term investments were $41.4 million as of December 31, 2007.

CONSOLIDATED RESULTS FOR THE FULL YEAR ENDED DECEMBER 31, 2007

Consolidated revenues for the year ended December 31, 2007 were $42.1 million compared to $38.8 million for the same period in 2006. The increase in revenues for 2007 is mainly related to increased sales of Cetrotide® and Impavido®, partly compensated by lower license fees revenues from the Company’s partners.

Consolidated R&D costs were $39.2 million for the year ended December 31, 2007 compared to $27.4 million for the same period in 2006. The increase in R&D expenses of $11.8 million in 2007 is mainly related to the advancement of the Company’s lead product cetrorelix in Phase 3 for BPH; as well as to further advancement of targeted, earlier-stage development programs including AEZS-108, a cytotoxic conjugate and AEZS-112, a tubulin inhibitor.

Consolidated loss from operations increased to $34.8 million for the year ended December 31, 2007 compared to $23.8 million for the same period in 2006. The increase in loss from operations in 2007 is attributable to a combination of lower license revenues, increase in non-recurring G&A corporate expenses and additional R&D expenses mainly related to the advancement of the Company’s Phase 3 program with cetrorelix in BPH. This increase in loss from operations in 2007 was partly offset by increased sales and royalties, as well as lower D&A expenses.

Consolidated net loss was $32.3 million or $0.61 per basic and diluted share for the year ended December 31, 2007 compared to consolidated net earnings of $33.4 million or $0.64 per basic share and $0.62 per diluted share for the same period in 2006. The increased net loss in 2007 is related to a higher loss from operations of nearly $10 million, lower income tax recovery of nearly $27 million related to the recognition of future income tax assets, mainly attributable to the sale of Atrium shares in 2006, and the special distribution of Æterna Zentaris’ remaining interest in January 2007, as well as lower net earnings from discontinued operations of Atrium of nearly $26 million.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, March 5, to discuss fourth quarter and full-year 2007 results.

To participate in the live conference call by telephone, please dial 416-644-3425, 514-807-8791 or 800-595-8550. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aezsinc.com. A replay will be available on the Company’s Web site for 30 days.

About Æterna Zentaris Inc.

Æterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

Contacts

Jenene Thomas

Senior Director, Investor Relations & Corporate Communications

(908) 626-5509

jthomas@aezsinc.com

Paul Burroughs

Media Relations

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

(In thousands of US dollars, except share

and per share data)

CONSOLIDATED RESULTS

Unaudited

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
	$	$	$	$
Revenues
Sales and royalties	6,435	6,800	28,825	25,123
License fees	3,705	5,137	12,843	13,652
Other	100	—	400	24
	10,240	11,937	42,068	38,799
Operating expenses
Cost of sales, excluding depreciation and amortization	3,255	3,556	12,930	11,270
Selling, general and administrative	5,146	4,159	20,403	16,478
R&D costs	13,574	7,926	39,248	27,422
R&D tax credits and grants	(1,941)	(1,442)	(2,060)	(1,564)
Depreciation and amortization	1,135	4,195	5,566	8,964
Impairment of long-lived asset held for sale	735	—	735	—
	21,904	18,394	76,822	62,570
Loss from operations	(11,664)	(6,457)	(34,754)	(23,771)

Other revenues (expenses)
Interest income	535	703	1,904	1,441
Interest expense	(23)	14	(85)	(1,433)
Foreign exchange gain (loss)	(269)	384	(1,035)	319
Loss on disposal of equipment	(28)	—	(28)	—
Gain on disposal of long-term investment	—	409	—	409
Other	—	(163)	—	—
	215	1,347	756	736
Share in the results of an affiliated company	—	1,575	—	1,575
Loss before Income taxes	(11,449)	(3,535)	(33,998)	(21,460)
Income tax recovery (expense)	(2,405)	26,061	1,961	29,037
Net earnings (loss) from continuing operations	(13,854)	22,526	(32,037)	7,577
Net earnings (loss) from discontinued operations	218	16,575	(259)	25,813
Net earnings (loss) for the year	(13,636)	39,101	(32,296)	33,390
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.26)	0.42	(0.61)	0.14
Net earnings (loss) per share
Basic	(0.26)	0.74	(0.61)	0.64
Diluted	(0.26)	0.74	(0.61)	0.62
Weighted average number of shares
Basic	53,182,803	52,694,868	53,182,803	52,099,290
Diluted	53,182,803	53,035,786	53,182,803	52,549,260
Issued and outstanding shares			53,187,470	53,169,470

(In thousands of US dollars, except share

and per share data)

CONSOLIDATED BALANCE SHEET

Unaudited

	December 31,	December 31,
	2007	2006
	$	$
Cash and short-term investments	41,387	60,489
Other current assets	18,193	41,234
	59,580	101,723
Long-term assets	63,783	121,768
Total assets	123,363	223,491

Current liabilities	22,255	16,310
Long-term debt	—	687
Other long-term liabilities	12,517	27,615
	34,772	44,612
Shareholders’ equity	88,591	178,879
Total liabilities and shareholders’ equity	123,363	223,491